FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 March 12, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Board change  dated March 12, 2004

12 March 2004



                                BRITISH ENERGY plc


                                   BOARD CHANGE


British Energy plc today announced the resignation of its Non-Executive Director, Duncan Hawthorne, from the Board of the Company.


Duncan Hawthorne was appointed to the Board of British Energy plc in September 2001 as Executive Director of North American Operations and CEO of Bruce Power. Following the sale of the Company's 82.4% interest in Bruce Power in February 2003, Duncan Hawthorne remained as CEO with Bruce Power, but agreed to stay on the Board of British Energy plc as Non-Executive Director for a limited period.


Chairman of British Energy, Adrian Montague CBE commented:


"I would like to pay tribute to Duncan Hawthorne for his valued contribution to British Energy, having held senior managerial and engineering positions within the Company, most notably leading the acquisition of Bruce Power. He has over 25 years of experience in the power engineering business, and we shall greatly miss his commitment, expertise and his wise counsel."




Contacts:


Andrew Dowler         Financial Dynamics, Media                   020 7831 3113
Paul Heward           British Energy, Investor Relations          01355 262 201





Website:  www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 12, 2004                      BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations